UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for December, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | DEALINGS IN SECURITIES BY A
DIRECTOR OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:      JSE: SOLBE1
Sasol BEE Ordinary ISIN code:        ZAE000151817
(“Sasol”)

DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements,
Sasol hereby announces the following transaction in securities by a director of Sasol:
Name: P Victor
Date transaction effected: 9 December 2020
Number of securities: 12 311
Class of securities: Sasol Ordinary Shares
Nature of transaction: Sale of shares on-market
Volume weighted average price per share: R134.83
Lowest price per share: R134.50
Highest price per share: R135.74
Total value of transaction: R1 659 876.50
Nature and extent of director’s interest: Direct beneficial
Clearance obtained: Yes
Name: P Victor
Date transactions effected: 9 December 2020 to 10 December 2020
Number of securities: 12 507
Class of securities: Sasol Ordinary Shares
Nature of transaction: Purchase of shares on-market
Volume weighted average price per share: R135.42
Lowest price per share: R135.00
Highest price per share: R136.10
Total value of transaction: R1 693 732.70
Nature and extent of director’s interest: Direct beneficial
Clearance obtained: Yes

10 December 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 December 2020

By:
/s/ M M L Mokoka
Name: M M L Mokoka
Title: Group Company Secretary